Montreal, Québec – April 14, 2021	TSX:NSR
(in U.S. dollars unless otherwise noted)	OTCQX:NSRXF

NOMAD ANNOUNCES Q1 2021 RECORD DELIVERIES, FIRST DELIVERY FROM BLYVOOR GOLD STREAM AND PROVIDES ASSET UPDATES

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX: NSR and OTCQX: NSRXF) is pleased to announce its preliminary gold and silver deliveries and sales from its royalty, stream and gold loan interests for the first quarter of 2021:

For the three months ended March 31, 2021
Deliveries/Sales (ounces)
Gold - Premier Gold Prepay Loan	900
Gold - Stream Interests	3,954
Gold - Royalty Interests(1) (received in cash)	175
Silver - Stream Interests	37,338

Gold equivalent ounces(1)(2)	5,575
The Company realized preliminary revenues(3) of $9.7 million for the three-month period ended March 31, 2021 resulting in preliminary cash operating margin(3)(4) of $7.9 million.
Notes:
(1)Preliminary gold ounces from royalty interests consist of gold equivalent ounces of cash settled amounts for the RDM and Moss net smelter return royalties.
(2)The Company's royalty and stream revenues are converted to gold equivalent ounces by dividing the gold royalty and stream revenues for a specific period by the average realized gold price per ounce for the gold stream revenues and by dividing the gold royalty revenues by the average gold price for the gold royalty revenues, for the respective period. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period.
(3)The financial information disclosed in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially.
(4)Cash operating margin is calculated by subtracting the cash cost of gold and silver sold from revenues. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

Asset Updates and Recent Developments:
FIRST DELIVERY FROM BLYVOOR GOLD STREAM: The Company has received its first gold delivery from the Blyvoor gold mine, located in Carletonville, South Africa (“Blyvoor Gold Mine”). Following the first gold shipment at the Blyvoor Gold Mine, mining activities were temporarily suspended as the result of an unlawful blockade at the mine entrance by members of a local union. On April 8, 2021, the high court ruled in favour of Blyvoor Gold Capital (PTY) Ltd. (“Blyvoor”) and determined the blockade to be unlawful. As of April 12, 2021, Blyvoor has re-commenced operations and production ramp up activities are ongoing again.
Pending full restart, the Blyvoor Gold Mine will be fully operational and additional deliveries will be expected at regular intervals as the mine ramps up to full production capacity. Activities on site will be focused on opening new panels on deeper levels, augmenting monthly ore throughput and optimizing the current operation, with commercial production anticipated by the end of 2021 at which time Nomad will be providing guidance to investors in respect to deliveries under its gold stream. Safety remains a top priority for all stakeholders and as such the Blyvoor Gold Mine has implemented robust safety standards and strict working procedures. A technical report in connection with the Blyvoor Gold Mine mineral resource is expected to be completed in the second quarter of 2021.
Nomad owns a 10% gold stream on the Blyvoor Gold Mine on the first 160koz of gold production within a calendar year, and 5% on any additional gold production within the same calendar year. Following the delivery of 300koz of gold to Nomad under the agreement, the stream percentage shall be 0.5% on the first 100koz of production within a calendar year until gold production reaches 10.32 million ounces at the Blyvoor Gold Mine. Nomad will make ongoing payments of $572 for each ounce of gold delivered under the stream agreement.
ROBERTSON TO CONTRIBUTE MEANINGFULLY TO CORTEZ: On March 18, 2021, following a strategic review by executive teams from Barrick Gold Corporation (“Barrick Gold”) and Nevada Gold Mines (“NGM”), enormous geological prospectivity of the NGM properties was confirmed and Barrick Gold outlined its key development projects. Barrick Gold mentioned that agile management and exploration and orebody knowledge was implanted at NGM and was already delivering results. The area between Pipeline and Robertson in the Cortez complex was mentioned as an area with exciting opportunities for major new discoveries. On February 18, 2021, Barrick Gold disclosed that fieldwork and district scale modeling validated conceptual models. Sectional interpretation is ongoing between Carlin-type Pipeline and Crossroads deposits as well as intrusive related mineralization at Robertson; and Lower Plate carbonates are potentially shallower to the north. Significant to Nomad, Barrick Gold reported that Robertson was to start contributing meaningfully to Cortez’s production profile in 2025.

BLACKWATER CONTINUES TO ADVANCE TOWARDS PRODUCTION: Artemis Gold Inc. (“Artemis Gold”) continued to execute on its work program and reached several development milestones in the last weeks. On March 29, 2021, they executed a binding memorandum of understanding with Ausenco Engineering Canada Inc. providing for a guaranteed maximum price (“GMP”) for a fixed-price Engineering, Procurement and Construction (“EPC”) contract to construct a 5.5 million tonne per annum processing facility and associated infrastructure for the Blackwater Gold project in Central British Columbia. On April 9, 2021, Artemis Gold executed a credit approved mandate letter and term sheet from Macquarie Bank Limited (“Macquarie”) and National Bank of Canada (“National Bank”) to arrange a CA$360 million Project Loan Facility (“PLF”), to fund a significant component of the estimated construction costs of the Blackwater Gold Project. Subject to final credit approval and final due diligence, Macquarie and National Bank would agree to each underwrite 50% of the PLF. In support of its Definitive Feasibility Study (“DFS”) and in preparation for commencement of construction for the Blackwater Gold project, Artemis Gold has been conducting the following activities: ore grade control drilling to refine the detailed grade schedule and mine plan for the first year of production; metallurgical test work; geotechnical drilling as part of site preparation work; and a British Columbia Hydro study. The work program in the first six months of 2021 is on track to culminate with the completion of the DFS on the Blackwater Gold project by mid 2021.
NEW MERCEDES GOLD AND SILVER STREAM WITH EQUINOX GOLD: On April 7, 2021, Equinox Gold Corp. (“Equinox”) completed the acquisition of Premier Gold Mines Limited, with the Mercedes mine now transitioning into the portfolio of a large, diversified gold producer with plans to increase throughput in the future at the mine. Concurrently to the completion of the acquisition, Nomad announced that the Mercedes Stream Agreement was amended and restated and now provides for, in addition to silver deliveries, fixed quarterly gold deliveries of 1,000 ounces of refined gold from the Mercedes Mine (subject to upward and downward adjustments in certain circumstances), plus an additional 6.5% of such adjusted amount payable in refined gold. Fixed quarterly gold deliveries shall terminate once an aggregate of 9,000 ounces of gold have been delivered (not including any refined gold received pursuant to the additional 6.5% of the adjusted amount). If the quarterly average gold price is greater than $1,650 per ounce in any quarter, then the aggregate gold quantity deliverable in the next quarter is reduced by 100 ounces of refined gold, and if the quarterly average gold price is less than $1,350 per ounce, then the aggregate gold quantity deliverable is increased by 100 ounces of refined gold). Concurrently, the gold prepay loan agreement held by the Company was terminated.
NEW SOUTH ARTURO SILVER STREAM WITH I-80 GOLD: On April 7, 2021, the Company and i-80 Gold Corp. (“i-80 Gold”) have entered into a new South Arturo Stream Agreement that provides for deliveries from i-80 Gold to the Company of 100% of the ounces of refined silver in attributable production from the existing mineralized areas at South Arturo and 50% of ounces of refined silver in attributable production from the exploration stream area.
MOSS ROYALTY TO BENEFIT FROM LARGESCALE EXPLORATION PROGRAM: The Moss mine is currently the largest pure gold and silver mine in Arizona, with largescale exploration potential. Northern Vertex has indicated that during the first half of 2021 the exploration plan includes infill drilling, property-wide exploration, and drill target definition for resource expansion. For the second half of 2021, the exploration focus will be on resource expansion drilling, regional geophysics, and a priority regional target drilling campaign.

TROILUS EXPANDS MINERALIZED FOOTPRINT AT SOUTHWEST: The Troilus Gold project continues to return great exploration results on the Southwest Zone. During the months of March and April 2021, several drill hole results were released. The Southwest Zone is a rapidly expanding gold zone located approximately 2.5 kilometres southwest of the main mineral corridor (Z87 and J Zone) within the Troilus Gold project. The Southwest Zone demonstrates an ongoing trend of higher grade gold intercepts within a much broader disseminated mineralized zone, consistent with the main Z87 zone. Parallel zones of mineralization continue to be discovered as drilling is extended at depth. In the coming months, infill drilling will be conducted in the Southwest Zone, which will be required for all the newly identified zones of mineralization to be included into an updated mineral resource estimate and Pre-Feasibility Study, currently targeted for completion in the second half of 2021.

QUALIFIED PERSON
Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad Royalty is the “Qualified Person” as defined in NI 43-101 who has reviewed and approved the technical content of this news release.

CONTACT INFORMATION
For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD
Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 14 royalty and stream assets, of which 6 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.
500-1275 ave. des Canadiens-de-Montréal
Montréal (Québec) H3B 0G4                             nomadroyalty.com

Forward-looking statements

Certain statements contained in this press release may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include the impossibility to acquire royalties, streams and to fund precious metal streams, gold prices, Nomad’s royalty and stream interests, access to skilled consultants, results of mining operations, exploration and development activities for properties with respect to which Nomad holds a royalty or stream, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government or court approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations, market prices, continued availability of capital and financing and general economic, market or business conditions. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.